Via Facsimile and U.S. Mail
Mail Stop 4720

September 22, 2009

Ms. Lynda L. Pitts
Chairman and Chief Executive Officer
Regan Holding Corp.
2090 Marina Avenue
Petaluma, California 94954

Re: **Regan Holding Corp.**
        Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008
        Form 10-Q/A for the Quarterly Period Ended March 31, 2009
        Form 10-Q for the Quarterly Period Ended June 30, 2009
        File No. 000-19704

Dear Ms. Pitts:

        We have reviewed your filings and have the following comments. Where indicated, we think your should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing the information provided, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1. We note your discussion on page 1 of the company's "primary marketing agreements" with American National Insurance Company, Investors Insurance Corporation, OM Financial Life Insurance Company/Americom Life and Washington National Insurance Company, and your statement on page 4 that the agreements accounted for 26%, 14%, 12% and 10%, respectively, of your total consolidated revenue for 2008. As it appears that you are substantially dependent on each of these agreements, please file each as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively,

provide us with an analysis supporting your determination that you are not substantially dependent on these agreements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of

Operations, page 11

2. We note the following statement on page 18: "On March 26, 2008, the Company entered into an agreement to exchange its asset based trailing commissions to Legacy TM for a limited partnership interest in Legacy TM. Subsequently, the company sold a portion of its limited partnership interest—Class B interest—for $6.5 million in cash and retained an interest in the limited partnership..." Please file all agreements and transaction documents relating to the company's transactions with Legacy TM as exhibits, as it appears that these are related party transactions.

Results of Operations, page 14

3. Please quantify the impact on your 2008 operating results resulting from the termination of the administrative agreements with Washington National, American National, Investors Insurance and OM Financial. Include a summary of revenues and expenses related to these agreements for 2007 and 2006.

Consolidated Statement of Operations, page 23

4. In 2008 you transferred asset-based trailing commissions to a third party in connection with the sale of Class B interests in Legacy TM for cash consideration of $6.5 million, which also represented the gain recognized in connection with this transaction. Please explain the factors that you considered in concluding that the 2008 gain recognized in connection with this transaction was appropriate. Also, explain to us your basis for classifying this amount as revenue instead of investment income related to the sale of a partnership interest. Refer us to the technical literature upon which you relied for your accounting for this transaction.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies, page 26

5. Please disclose your accounting policy for sales commissions earned by Legacy Marketing's sales network, including both Producers and Wholesalers. Quantify this compensation expense for each period presented.

2. Discontinued Operations, page 30

6. You have classified Financial Network, Legacy Financial Services and prospectdigital as discontinued operations as a result of the transfer of these businesses to third parties in 2007. Please describe and quantify the factors that caused losses of

$695,000, recognized in 2008 for these discontinued businesses. Include in your response a description of any continuing obligations of the Company under these transfer agreements.

11. Income Taxes, page 37

7. Please describe your methodology for allocating income tax expense/benefit to discontinued operations. Ensure that your response explains and quantifies the factors that caused the income tax expense/benefit for discontinued operations to differ from the statutory federal income tax rate for each period presented.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 43

8. It appears that you have two conclusions regarding the effectiveness of your disclosure controls and procedures. In the first paragraph of this section you disclose that your "Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report." Under a separate Item 9A(T) you disclose that your "Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2008, are effective at such reasonable assurance level." Please revise to disclose only one conclusion. If the Chief Executive Officer and Chief Financial Officer conclude that disclosure controls and procedures as of December 31, 2008, are effective at such reasonable assurance level, please revise your disclosure to clarify that your disclosure controls and procedures were designed to provide "reasonable assurance" that the controls and procedures will meet their objectives.

Item 9A(T). Controls and Procedures, page 43

9. Please revise management's annual report over internal control over financial reporting to include a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by paragraph (c) of Rules 13a-15 or 15d-15.

Item 15. Exhibits and Financial Statement Schedules, page 46

Exhibits 31.1 and 31.2

10. Please amend your filing to include revised certifications that:

- Remove the title of your officer that identifies the certifying individual at the beginning of the certification. Include the titles of the officer only under the signature.

- Include the references to internal control over financial reporting in paragraphs 4 and 4(b) as required by Item 601(b)(31) of Regulation S-K.

This comment also applies to your Form 10-Q for the quarterly period ended June 30, 2009. In addition, your amended Form 10-K for the fiscal year ended December 31, 2008 should include full Item 9 disclosure as well as your financial statements.

Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed April 30, 2009

11. We note that you have not identified an audit committee financial expert, as required by Item 407(d)(5) of Regulation S-K. Please confirm that in your next Form 10-K you will identify the company's audit committee financial expert or include a statement indicating that the company does not have an individual designated as such.

Item 11. Executive Compensation, page 4

12. We note the following statement on page 5: "We do not have any employment arrangements with our executive officers, other than those that set forth minimum base salary amounts and provide each executive officer with a potential bonus." Please file copies of the agreements setting forth minimum base salary amounts and discussing potential bonuses for your executive officers as exhibits. A summary of all oral arrangements should be provided, if applicable. See Item 601(b)(10) of Regulation S-K.

13. Please file the Key Employee Deferred Compensation Plan discussed on page 5 as an exhibit. See Item 601(b)(10) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 8

14. Please file the Line of Credit Promissory Note issued by the company to Lynda Pitts and Preston Pitts on September 8, 2008, as an exhibit, as this is a related party transaction.

Form 10-Q/A for the Quarterly Period Ended March 31, 2009

15. Please file a full amendment to your Form 10-Q, given that you have omitted the certifications with your original quarterly report. Revise the certifications to include the reference to internal control over financial reporting in paragraph 4 as required by Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filings in response to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filings.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant